EZGO Technologies Ltd.

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

May 26, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Eiko Yaoita Pyles

Re:	EZGO Technologies Ltd.
Registration Statement on Form F-1
Filed May 20, 2021, as amended
File No. 333-256311

Dear Ms. Pyles:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, EZGO Technologies Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on May 26, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Jianhui Ye
Jianhui Ye
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Sheppard, Mullin, Richter & Hampton LLP